Exhibit 99.1

ARRAS MINERALS FILES NI43-101 RESOURCE OF 1.75 MILLION OUNCES OF GOLD & 333.6 THOUSAND TONNES OF COPPER IN THE “INDICATED” CATEGORY, AND 1.49 MILLION OUNCES OF GOLD & 222.2 THOUSAND TONNES OF COPPER IN THE “INFERRED” CATEGORY ON THE BESKAUGA COPPER-GOLD PROJECT IN NORTH-EASTERN KAZAKHSTAN

June 20, 2022 TSX-V: ARK

Arras Minerals Corp. (TSX-V: ARK) (“Arras”, or the “Company”) is pleased to announce it has filed an updated Mineral Resource estimate report on the Beskauga copper-gold project onto the SEDAR website. Highlights of the updated Mineral Resource report include:

  An open pit constrained Indicated Mineral Resource of 111.2 million tonnes grading 0.49 g/t gold, 0.30% copper and 1.34 g/t silver for 1.75 million ounces of gold, 333.6 thousand tonnes of copper, & 4.79 million ounces of silver.

  An open pit constrained Inferred Mineral Resource of 92.6 million tonnes grading 0.50 g/t gold, 0.24% copper and 1.14 g/t silver for 1.49 million ounces of gold, 222.2 thousand tonnes of copper, & 3.39 million ounces of silver.

  The constraining pit was optimised and calculated using a Gross Metal Value (“GMV”) cut-off of $20/tonne based on a price of: $1,750/oz for gold, $3.50/lb for copper, $22/oz for silver, and with an average recovery of 85% for copper and 74.5% for gold and 50% for silver.

Tim Barry, CEO and Director of Arras states, “We are very pleased with this resource update which gives a good sense of the high-grade core of mineralization we currently see at Beskauga. It is important to note that the mineralization starts at the old paleo-surface of the bedrock and is covered by just over 40 meters of largely unconsolidated soils and gravels. The size and grade of the resource, combined with the low strip, and excellent near-by infrastructure, shows a strong viability for the project moving forward.

Work for 2022 will now focus on step-outs from the known deposit testing the largely unexplored immediate surrounding area.”

Beskauga Resource: The Beskauga resource was estimated from 118 historical diamond drill holes, totalling 45,605.8 meters drilled between 2007 and 2017 by the private Swiss company, Copperbelt AG. In addition to the historical holes included in this resource, four new drill holes totaling 3,694.2 meters drilled by Arras, in the known zone of mineralization have also been included in the resource calculation. All Holes were drilled from surface using an HQ or NQ sized core diameter and vary in depth between 150m to 1163.8m. The estimated Mineral Resource is shown in the table below.

Table 1 - Mineral Resource estimate for the Beskauga deposit with an effective date of 27 December 2021

Category	Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)
Indicated	111.2	0.30	0.49	1.34
Inferred	92.6	0.24	0.50	1.14

Notes:

•	A GMV $/t cut-off of $20/t was used, and the GMV formula is: GMV $/t = Au(grams)*74.5%*$56.26+ Cu(tonnes)*85%*$7.714 + Ag(grams)*50%*$0.71
•	Base metal prices considered were $3.50/lb copper, $22.00/oz silver, and $1,750/oz gold.
•	The Mineral Resource is stated within a pit shell using the base-case metal prices.
•	Mineral Resources are estimated and reported in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted 10 May 2014.
•	Matthew Dumala (P.Eng.), is the independent Qualified Person with respect to the Mineral Resource estimate.
•	The Mineral Resource is not believed to be materially affected by any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors.
•	These Mineral Resources are not Mineral Reserves as they do not have demonstrated economic viability.
•	The quantity and grade of reported Inferred Resources in this Mineral Resource estimate are uncertain in nature and there has been insufficient exploration to define these Inferred Resources as Indicated or Measured; however, it is reasonably expected that most of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

The reported Mineral Resource falls within an optimized Lerch-Grossman pit shell that uses the following parameters:

Table 2 - Parameters used in the resource update

Parameter		Unit
Metal prices
Copper	3.50	$/lb
Gold	1,750	$/oz
Silver	22.00	$/oz
Mining and transport
Mining cost	1.50	$/t
Incremental mining cost	0.02	$/t per level
Recoveries
Copper	85.0%
Gold	74.5%
Silver	50.0%
Processing cost
Processing cost (including G&A)	15.00	$/t
Discount rate	8.0%
Pit slopes
Pit slope for overburden	35	°
Pit slope	55	°
Density for model and waste	2.73	t/m3
Density for overburden	1.50	t/m3

A Gross metal value (“GMV”) cut-off of $20/tonne was used to determine economic viability and was calculated using the following formula: “GMV $/t = Au(grams)*74.5%*$56.26+ Cu(tonnes)*85%*$7.714 + Ag(grams)*50%*$0.71”

Mineral resources were estimated by Ordinary Kriging (OK) and Inverse Distance Weighting (IDW) using Geovia GEMS software (version 6.7.2) modeling software in multiple passes using 20 meter X 20 meter X 20 meter blocks as the SMU size. Blocks have been classified as Indicated or Inferred Mineral Resources.

The mineral resource has been estimated by Matthew Dumala, P.Eng., of Archer, Cathro & Associates (1981) Limited, and David Underwood, a registered Professional Natural Scientist with the South African Council for Natural Scientific Professions (Pr. Sci. Nat. No.400323/11). Both Mr. Dumala and Mr. Underwood are Qualified Persons as defined by National Instrument 43-101 and are responsible for the Technical Report filed onto the SEDAR website located at www.sedar.com.

Figure 1 - Surface projection of the Beskauga deposit showing the gold and the copper cut-offs. Also shown is the outline of the Lerch-Grossman conceptual pit.

Infrastructure: The Beskauga deposit has excellent infrastructure. All operations are based out of the nearby mining town of Ekibastuz, which services the largest coal mine in Kazakhstan and provides a highly trained workforce for Arras to draw upon. Paved road access, 1100 KVA power lines and heavy rail all lie within a 25 kilometer radius of the project. The capital city of Nur-Sultan, located approximately 300 kilometers along a double lane highway to the west of the project, has a major international airport allowing for easy access and administration of the Beskauga project.

Figure 2 - Map showing the location of infrastructure near the Beskauga deposit. The project is based out of the nearby mining town of Ekibastuz.

Changes in the resource: The NI43-101 resource update completed by Arras supersedes a NI43-101 resource filed by Silver Bull Resources in February 2021. With significant movement in the metal prices of gold, copper, and silver, since February 2021, the new resource calculation represents a recalibration of Beskauga in the current price environment.

Compared to the resource report of February 2021, a new grade shell was created to incorporate a better understanding of the geology of the Beskauga deposit. The new resource calculation also included an increase from US$2.80/lb to $US3.50/lb for copper, US$1,500/oz to $US1,750/oz for gold and US$17.25/oz to $US22 for silver. An increase in metal recovery of 81.7% to 85% for copper, 51.8% to 75% for gold and a decrease from 51.8% to 50% for silver was also included in the calculation. The February 2021 resource used an NSR cutoff calculation of $5.70/t with a pit shell factor of 1.25 above metal prices, whereas this resource update used a “Gross Metal Value” cutoff of $20/t.

These changes described above have resulted in a new resource on Beskauga deposit having lower tonnage, but significantly a higher grade for both gold and copper.

Table 3 - Comparison between the Beskauga resource filed by Silver Bull Resources in February 2021 and Arras’s resource update filed in February 2022

16 FEBRUARY 2021 MINERAL RESOURCE ESTIMATE (Silver Bull Resources)
Estimate	Mt	Au g/t	Cu %	Ag g/t	Au Moz	Cu t (000’s)	Ag Moz
Indicated	207	0.35	0.23	1.09	2.33	476.1	7.25
Inferred	147	0.33	0.15	1.04	1.56	220.5	4.82
31 MAY 2022 MINERAL RESOURCE ESTIMATE (Arras Minerals Corp.)
Estimate	Mt	Au g/t	Cu %	Ag g/t	Au Moz	Cu t (000’s)	Ag Moz
Indicated	111.2	0.49	0.30	1.34	1.75	333.6	4.79
Inferred	92.6	0.50	0.24	1.14	1.49	222.2	3.39

About the Beskauga Deposit: The Beskauga deposit is a gold-copper-silver deposit with a NI 43-101 compliant “Indicated” Mineral Resource of 111.2 million tonnes grading 0.49 g/t gold, 0.30% copper and 1.34 g/t silver for 1.75 million ounces of contained gold, 333.6 thousand tonnes of contained copper, and 4.79 million ounces of contained silver and an “Inferred” Mineral Resource of 92.6 million tonnes grading 0.50 g/t gold, 0.24% copper and 1.14 g/t silver for 1.49 million ounces of contained gold, 222.2 thousand tonnes of contained copper, and 3.39 million ounces of contained silver. This resource is based on 122 drill holes completed between 2007 and 2021. For further details regarding the Mineral Resource estimate at the Beskauga project, please see the technical report entitled “Beskauga Copper-Gold Project, Pavlodar Province, Republic of Kazakhstan, dated February 20, 2022 and filed on the Company’s website and on the Company’s SEDAR profile at www.sedar.com.

The constraining pit was optimised and calculated using a NSR cut-off based on a price of: $1,750/oz for gold, $3.50/lb for copper, $22.00/oz for silver, and with an average recovery of 85% for copper and 74.5% for gold and 50% for silver.

Assay and QAQC Procedures: All sample preparation and geochemical analysis of the diamond drill core referenced in the drill assay results described above was undertaken by ALS Global at its laboratories in Karaganda (Kazakhstan) and Loughrea (Republic of Ireland), respectively.

After drying and fine crushing, a 250 g split was pulverised to 85 % passing a -75-micron screen. A 30 g split of the pulp was analysed for gold using fire assay and Atomic Absorption Spectroscopy (AAS) finish (ALS method Au-AA25™) at ALS Karaganda. A second pulp split was then air freighted to ALS Loughrea and analysed for 48 elements by Inductively Coupled Plasma Mass Spectrometry (ICP-MS) after 4-acid digestion on a 0.25 g aliquot (ALS method ME-MS61™). Where samples exceeded 1% copper, they were re-analysed using a 4-acid digest ICP-MS ore grade method (ALS method Cu-OG62™). ALS Global and its laboratories are entirely independent of Arras Minerals Corp.

Arras operates according to its rigorous Quality Assurance and Quality Control (QA/QC) protocol, which is consistent with industry best practices. This includes insertion of certified standards, blanks, and field duplicates comprising of quarter drill core at an insertion rate of 2.5%, 2.5% and 5% respectively, which is deemed appropriate for this stage of exploration. The blanks and standards are Certified Reference Materials (CRM’s) supplied by Ore Research and Exploration, Australia, who are entirely independent of Arras Minerals Corp. Internal QA/QC samples were also inserted by the analytical laboratories and reviewed by the Company prior to release. No material QA/QC issues have been identified with respect to sample collection, security and assaying.

Qualified Person

The technical disclosure presented in this news release has been reviewed and approved by Tim Barry, CEO and Director of Arras Minerals Corp., a Chartered Professional Geologist (MAusIMM CP Geo) with the Australasian Institute of Mining and Metallurgy and a “Qualified Person” for the purposes of National Instrument 43-101.

On behalf of the Board of Directors

"Tim Barry"

Tim Barry, CPAusIMM

Chief Executive Officer and Director

INVESTOR RELATIONS:

+1 604 687 5800

info@arrasminerals.com

About Arras Minerals Corp.

Arras Minerals Corp. is British Columbia incorporated public company trading on the TSX-V exchange under the symbol “ARK.” The Company is advancing a portfolio of copper and gold assets in northeastern Kazakhstan, including the Option Agreement on the Beskauga copper and gold project.

Cautionary Note to U.S. Investors concerning estimates of Measured, Indicated, and Inferred Resources: This press release uses the terms “measured resources”, “indicated resources”, and “inferred resources” which are defined in, and required to be disclosed by, NI 43-101. The Company advises U.S. investors that these terms are not recognized by the SEC. The estimation of measured, indicated and inferred resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that measured and indicated mineral resources will be converted into reserves. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. U.S. investors are cautioned not to assume that estimates of inferred mineral resources exist, are economically minable, or will be upgraded into measured or indicated mineral resources. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.

Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations, however the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, the information contained in this press release may not be comparable to similar information made public by U.S. companies that are not subject NI 43-101.

Cautionary note regarding forward looking statements: This news release contains forward-looking statements regarding future events and Arras’ future results that are subject to the safe harbors created under the U.S. Private Securities Litigation Reform Act of 1995, the Securities Act of 1933, as amended, and the Exchange Act, and applicable Canadian securities laws. Forward-looking statements include, among others, statements regarding the use of net proceeds from the recent private placement, plans and expectations of the drill program Arras is in the process of undertaking, including the expansion of the Mineral Resource, and other aspects of the Mineral Resource estimates for the Beskauga project. These statements are based on current expectations, estimates, forecasts, and projections about Arras’ exploration projects, the industry in which Arras operates and the beliefs and assumptions of Arras’ management. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “continues,” “may,” variations of such words, and similar expressions and references to future periods, are intended to identify such forward-looking statements. Forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond management’s control, including undertaking further exploration activities, the results of such exploration activities and that such results support continued exploration activities, unexpected variations in ore grade, types and metallurgy, volatility and level of commodity prices, the availability of sufficient future financing, and other matters discussed under the caption “Risk Factors” in the Non-Offering Prospectus filed on the Company’s profile on SEDAR on May 31, 2022 and in the Company’s Annual Report on Form 20-F for the fiscal year ended October 31, 2021 filed with the U.S. Securities and Exchange Commission filed on February 17, 2022 available on www.sec.gov. Readers are cautioned that forward-looking statements are not guarantees of future performance and that actual results or developments may differ materially from those expressed or implied in the forward-looking statements. Any forward-looking statement made by the Company in this release is based only on information currently available and speaks only as of the date on which it is made. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.